As confidentially submitted to the Securities and Exchange Commission on August 21, 2019 .

This draft registration statement has not been publicly filed with the

Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 377-02705

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

StemGen, Inc.

(Exact name of registrant as specified in its charter)

Delaware	6799	54-1812385
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

1 Performance Drive, Suite F

Angleton, Texas 77515

832-954-7569

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Simon Dawson

Chief Executive Officer

1 Performance Drive, Suite F

Angleton, Texas 77515

Telephone: 832-954-7569

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert L. Sonfield, Jr.

Sonfield & Sonfield

2500 Wilcrest Drive, 3rd Floor

Houston, Texas 77042

Telephone: (713)877-8333

Facsimile: (713)877-1547

Email: robert@sonfield.com

As soon as practicable after this Registration Statement becomes effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[_]	Accelerated filer	[_]
Non-accelerated filer	[_]	Smaller reporting company	[X]
		Emerging growth company	[X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. [_]

CALCULATION OF REGISTRATION FEE

		Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price(3)
				Amount of Registration Fee (4) (5)
Title of Each Class of Securities to be Registered	Amount to be Registered (1)

Common stock	6,621,600	$1.05	$ 6,952,680	$ 842.66

(1)

We are registering 6,621,600 shares of our common stock, par value $0.001 per share, 5,000,000 issuable on conversion of convertible preferred stock and 1,621,600 shares owned by common shareholders. In the event of stock splits, stock dividends or similar transactions involving the Common Stock, the number of shares being registered hereunder shall, unless otherwise expressly provided, automatically be deemed to cover the additional securities to be offered or issued pursuant to Rule 416 promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If the adjustment provisions of the convertible notes require the registrant to issue more shares than are being registered in this registration statement, for reasons other than those stated in Rule 416 of the Securities Act, the registrant will file a new registration statement to register those additional shares.

The convertible preferred stock is subject to a conversion cap of 4.99% of the total outstanding. Therefore, the holder of the convertible note does not have the “right” to hold more than the amount of the cap as expressed by the Commission’s amicus curiae brief in the case of Mark Levy v. Southbrook International Investments, Ltd. (2nd Cir. Mar 31, 2001).

(2)

The offering price has been estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, based on a good-faith estimate of the price per share of our common stock on the effective date of this registration statement.

(3)	Based on a good-faith estimate of the price per share on the effective date of this registration statement

(4)

Pursuant to Rule 457(p), the $813.40 registration fee paid by the registrant with respect to Registration Statement File No. 333-202814, filed March 17, 2015, which was withdrawn by the registrant, is being applied to payment of the $842.66 registration fee with respect to this registration statement.

(5)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED AUGUST 21, 2019

6,621,600 Shares of Common Stock

This prospectus relates to the sale or other disposition from time to time of 6,621,600 shares of our common stock, par value $0.001 per share, by our stockholders. 5,000,000 shares of our common stock issuable upon conversion of Series A convertible preferred stock issued by the Company January 29, 2019 and 1,621,600 shares of common stock presently outstanding.

The selling stockholders may sell the shares of common stock described in this prospectus in several different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholders may sell the shares of common stock being registered pursuant to this prospectus.

We will pay the expenses incurred in registering the shares, including legal and accounting fees. See “Plan of Distribution.”

Sales of our common stock are reported on the OTC Market Group, Inc.’s OTC tier under the SGNI ticker symbol. On June 7, 2019, the closing quoted price of our common stock was $1.05 per share.

We qualify as an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012, or JOBS Act. Please read the related disclosure contained on page 7 of this prospectus.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 to read about factors you should consider before investing in shares of our common stock.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of this Prospectus is: August __, 2019

- cover page -

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
PROSPECTUS SUMMARY	2
RISK FACTORS	3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	8
USE OF PROCEEDS	9
DILUTION	9
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS	9
DIVIDEND POLICY	9
CAPITALIZATION	9
DESCRIPTION OF BUSINESS	10
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	12
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	15
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	19
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	21
SELLING STOCKHOLDERS	21
PLAN OF DISTRIBUTION	23
DESCRIPTION OF SECURITIES	26
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	27
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES	28
LEGAL MATTERS	28
EXPERTS	28
INTERESTS OF NAMED EXPERTS AND COUNSEL	28
WHERE YOU CAN FIND MORE INFORMATION	28
FINANCIAL STATEMENTS	F-1

- i -

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Market and Other Industry Data

Unless otherwise indicated, market data and certain industry forecasts used throughout this prospectus were obtained from various sources, including internal surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. The future performance of the industry and markets in which we operate and intend to operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Special Note Regarding Forward-looking Statements” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications and reports.

- ii -

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf registration process, the selling stockholders may sell certain shares of our common stock in one or more offerings. When the selling stockholders sell shares of common stock under this shelf registration process, we may provide a prospectus supplement that will contain more specific information about the terms of such offering. The prospectus supplement may add, update or change the information contained or incorporated in this prospectus. The prospectus supplement will supersede this prospectus to the extent it contains information that is different from, or that conflicts with, the information contained or incorporated in this prospectus. We may also authorize one or more free writing prospectuses to be provided to you that may contain material information relating to an offering. You should read and consider all information contained in this prospectus and any accompanying prospectus supplement (and any related free writing prospectus that we may authorize to be provided to you) in making your investment decision.

No offer of these securities will be made in any jurisdiction where the offer is not permitted.

This prospectus incorporates important business and financial information about us from other documents that are not included in or delivered with this prospectus. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described below under the headings “Where you can find more information.” The information is available to you without charge upon your request from us at the following address and telephone number:

StemGen, Inc.

1 Performance Drive, Suite F

Angleton, Texas 77515

832-954-7569

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock of StemGen, Inc. (referred to herein as the “Company,” “we,” “our,” and “us”). You should carefully read the entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the accompanying financial statements and notes before making an investment decision.

Company Overview

We were incorporated in Delaware in 1992 and on the 29th day of January 2019, the Company acquired D3esports Corp., a Wyoming corporation (“D3esports”), as its wholly-owned operating subsidiary and its primary business.

D3esports is a Virtual to Real company offering global sports an opportunity to participate in virtual competition. D3esports’s focus is professional motorsports because of management’s extensive historical experience and personal relationships and connections in the space.  D3esports offers a time trial format competition through our Microsoft license managed by Mainline.gg for eSports athletes to compete to win a season of real racing and enhance their experience of motorsports through a virtual platform with a strong link to a real team and real race cars.

D3esports was founded in May 2018 and launched at the Dave and Buster Houston flagship store in July 2018. D3esports is building an eSports competition based around Forza 7 Motorsports.  D3esports has extensive experience in real motorsports, and recent technological advancements enable virtual motorsports to cross-over to virtual motor sports and attract substantial investment.

D3esports currently sells 3 screen Fanatec-operated Logitech Playseats powered by a custom gamer PC built in-house for all enthusiasts, gamers and eSports athletes to gain the best access to win a season of racing. D3esports is also currently positioning and selling sponsorship for naming rights of the championship open and showdown series as well as each month-long racing competition.

Effective October 22, 2018, D3esports entered into an Esports service agreement with Mainline.gg, to build, design, maintain and support the necessary platform to facilitate the D3 competitive racing program, including, the D3 open series for time trial submission and D3 Showdown Series for a monthly custom race.

Risks Related to Our Business

Investing in our common stock involves substantial risk. You should carefully consider all of the information in this prospectus before investing in our common stock, including the risks related to this offering and our common stock, our business and industry, our intellectual property, our financial results, and our need for financing, each as described under the section titled “Risk Factors” and elsewhere in this prospectus.

Effect of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) December 31, 2021, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such fiscal year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company,

●

we may present only two years of audited financial statements, plus unaudited condensed financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations in this prospectus;

●

we may avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley;

●	we may provide reduced disclosure about our executive compensation arrangements; and

●	we may not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are also a “smaller reporting company” as defined in Rule 12b-2 of the Exchange Act and have elected to take advantage of certain of the scaled disclosure available to smaller reporting companies.

The Offering

Common stock offered	5,000,000 shares underlying convertible preferred stock and 1,621,600 shares held by selling stockholders

Common stock outstanding	45,422,188 common shares outstanding

Preferred stock outstanding	6,000,000 shares of Series A Convertible Preferred Stock; 1,000,000 shares of Series E Preferred Stock; and 1,000,000 shares of Series F Preferred Stock

Common stock to be outstanding when all the stock offered is sold	50,422,188 shares

Use of Proceeds

We will not receive any proceeds upon the sale of shares of common stock by the selling stockholders in this offering. Selling stockholders will receive all the proceeds from the sale of their shares offered by it under this prospectus.

Trading symbol OTC Market Group, Inc	SGNI

Risk Factors	The common stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors”.

RISK FACTORS

You should carefully consider the risks described below together with all the other information included in this prospectus before making an investment decision with regard to our securities. We believe the following discussion identifies the most significant risks and uncertainties that could adversely affect our business. If any of the following risks were actually to occur, our business, results of operations, cash flows, and financial condition could be materially and adversely affected. Additional risks not currently known to us, or that we currently deem to be immaterial, could also materially adversely affect our business, results of operations, cash flows, and financial condition in future periods.

Risks related to our business and industry

We have a history of operating losses and expect to continue to realize losses in the near future. Currently our operations are producing inadequate revenue to fund all operating costs, and we rely on investments by third parties to fund our business. Even as our revenue grows, we may not become profitable or be able to sustain profitability.

We have reported net losses since inception including a net loss of $306,517 for the nine months ended March 31, 2019. We have not realized adequate revenue in order to support our operations. We expect to continue to incur net losses and negative cash flow from operations, and we will continue to experience losses for at least as long as it takes our company to generate adequate revenue from our Esports virtual to reality gaming systems. To date, we have had only limited operating revenues. There can be no assurance that we will achieve material revenues in the future. Should we achieve a level of revenues that make us profitable, there is no assurance that we can maintain or increase profitability levels in the future.

There is substantial doubt as to whether we will continue operations. If we discontinue operations, you could lose your investment.

The following factors raise substantial doubt regarding the ability of our business to continue as a going concern: (i) the losses we incurred since our inception; (ii) our lack of significant operating revenues since inception through the date of this prospectus; and (iii) our dependence on the sale of equity or debt securities to continue in operation. We therefore expect to incur significant losses in the foreseeable future. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue our business. If we are unable to obtain additional financing from outside sources and eventually produce enough revenues, we may be forced to curtail or cease our operations. If this happens, you could lose all or part of your investment.

Our lack of any profitable operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

We do not have any substantial operating history, which makes it impossible to evaluate our business based on historical operations. Our business carries both known and unknown risks. Therefore, our past results may not be indicative of future results. Although this is true for any business, it is particularly true for us because of our lacking any profitable operating history.

Increased competition in our industry can lead to pricing pressure, reduced margins or the inability of our products and services to achieve market acceptance.

Actions by new or existing competitors, including introduction of competing esports games, promotions, combinations with other products or services, or price-cutting may lower sales or require actions to retain and attract customers which could adversely affect our profitability. Increased competition from existing or new competitors could result in price reductions, increased competition for materials, reduced margins or loss of market share, any of which could materially and adversely affect our business and our operating results and financial condition.

One of our stockholders has the ability to significantly influence any matters to be decided by the stockholders, which may prevent or delay a change in control of our company.

Simon Dawson currently owns approximately 11.40% of our common stock and 100% of our Series F preferred stock. As holder of the Series F preferred stock Simon Dawson. is entitled, voting separately as a single class, to vote double the number of all other voting share resulting in 2/3rds of all votes. As a result, he could exert considerable influence over the outcome of any corporate matter submitted to our stockholders for approval, including the election of directors and any transaction that might cause a change in control, such as a merger or acquisition. Any stockholders in favor of a matter that is opposed by Mr. Dawson cannot overrule his vote.

Simon Dawson is our sole director and officer and the loss of Mr. Dawson could adversely affect our business.

Since Mr. Dawson is currently our sole director and officer, if he were to die, become disabled, or leave our company, we would be forced to retain individuals to replace him. There is no assurance that we can find suitable persons to replace him if that becomes necessary. We have no “Key Man” life insurance covering Simon Dawson.

Risks related to our common stock

We lack an established trading market for our common stock, and you may be unable to sell your common stock at attractive prices or at all.

There is currently a limited trading market for our common stock reported by the OTC Market Group, Inc. under the symbol “SGNI.” There can be no assurances given that an established public market will be obtained for our common stock or that any public market will last. As a result, we cannot assure you that you will be able to sell your common stock at attractive prices or at all.

The market price for our common stock may be highly volatile.

The market price for our common stock may be highly volatile. A variety of factors may have a significant impact on the market price of our common stock, including:

●	the publication of earnings estimates or other research reports and speculation in the press or investment community;

●	changes in our industry and competitors;

●	our financial condition, results of operations and prospects;

●	any future issuances of our common stock, which may include primary offerings for cash, and the grant or exercise of stock options from time to time;

●	general market and economic conditions; and

●	any outbreak or escalation of hostilities, which could cause a recession or downturn in our economy.

We may be subject to shareholder litigation, thereby diverting our resources that may have a material effect on our profitability and results of operations.

As discussed in the preceding risk factors, the market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may become the target of similar litigation. Securities litigation will result in substantial costs and liabilities and will divert management’s attention and resources.

Our future sales of common stock by management and other stockholders may have an adverse effect on the then prevailing market price of our common stock.

In the event a public market for our common stock is sustained in the future, sales of our common stock may be made by holders of our public float or by holders of restricted securities in compliance with the provisions of Rule 144 of the Securities Act of 1933. In general, under Rule 144, a non-affiliated person who has satisfied a six-month holding period in a company registered under the Securities Exchange Act of 1934, as amended, may, sell their restricted common stock without volume limitation, so long as one year has elapsed since January 29, 2019, the issuer is current with all reports under the Exchange Act in order for there to be adequate common public information. Affiliated persons may also sell their common shares held for at least six months, but affiliated persons will be required to meet certain other requirements, including manner of sale, notice requirements and volume limitations. Non-affiliated persons who hold their common shares for at least one year will be able to sell their common stock without the need for there to be current public information in the hands of the public. Future sales of shares of our public float or by restricted common stock made in compliance with Rule 144 may have an adverse effect on the then prevailing market price, if any, of our common stock.

Lack of Independent Directors.

The Sarbanes-Oxley Act of 2002 requires us as a public corporation to have an audit committee composed solely of independent directors. Currently, we have no independent directors and lack an Audit Committee of the board of directors. Audit committee communications will have to go directly to board members and addressed with the board of directors. We can provide no assurances that we will be able to attract and maintain independent directors on our board or form an Audit Committee in compliance with Sarbanes-Oxley.

We do not expect to pay cash dividends in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends. The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors our board of directors may consider relevant. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

As a public company, we are subject to complex legal and accounting requirements that will require us to incur significant expenses and will expose us to risk of non-compliance.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company. Our relative inexperience with these requirements may increase the cost of compliance and may also increase the risk that we will fail to comply. Failure to comply with these requirements can have numerous adverse consequences including, but not limited to, our inability to file required periodic reports on a timely basis, loss of market confidence and/or governmental or private actions against us. We cannot assure you that we will be able to comply with all of these requirements or that the cost of such compliance will not prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses and pose challenges for our management.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations promulgated thereunder, the Sarbanes-Oxley Act and SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

We will need to raise substantial additional capital in the future to fund our operations and we may be unable to raise such funds when needed and on acceptable terms.

The extent to which we sell equity or debt securities as a source of funding will depend on a number of factors, including the prevailing market price of our common stock, the volume of trading in our common stock and the extent to which we are able to secure funds from other sources.

When we elect to raise additional funds or additional funds are required, we may raise such funds from time to time through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing acquisition, licensing, development and commercialization efforts and our ability to generate revenues and achieve or sustain profitability will be substantially harmed.

If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, which are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, our business, operating results, financial condition and prospects could be materially and adversely affected and we may be unable to continue our operations.

We are subject to penny stock regulations and restrictions and you may have difficulty selling shares of our common stock.

Our common stock is subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934 (the “Exchange Act”), commonly referred to as the “penny stock rule.” Section 15(g) sets forth certain requirements for transactions in penny stock, and Rule 15g-9(d) incorporates the definition of “penny stock” that is found in Rule 3a51-1 of the Exchange Act. The SEC generally defines a penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. We are subject to the SEC’s penny stock rules.

Since our common stock is deemed to be penny stock, trading in the shares of our common stock is subject to additional sales practice requirements on broker-dealers who sell penny stock to persons other than established customers and accredited investors. “Accredited investors” are persons with assets in excess of $1,000,000 (excluding the value of such person’s primary residence) or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such security and must have the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt the rules require the delivery, prior to the first transaction of a risk disclosure document, prepared by the SEC, relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in an account and information to the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealer to trade and/or maintain a market in our common stock and may affect the ability of our stockholders to sell their shares of common stock.

There can be no assurance that our shares of common stock will qualify for exemption from the Penny Stock Rule. In any event, even if our common stock was exempt from the Penny Stock Rule, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock if the SEC finds that such a restriction would be in the public interest.

While we currently qualify as an “emerging growth company” under the Jumpstart of Business Startups Act of 2012, or the JOBS Act, when we lose that status the costs and demands placed upon our management will increase.

Because we are a publicly reporting company, we will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1 billion (as indexed for inflation); (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under this registration statement; (iii) the date on which we have, during the previous 3-year period, issued more than $1 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer, ” as defined by the Securities and Exchange Commission, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon our management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if we would also not qualify as a smaller reporting company.

The JOBS Act permits “emerging growth companies” like us, upon becoming a publicly-reporting company, to rely on some of the reduced disclosure requirements that are already available to smaller reporting companies. As long as we qualify as an emerging growth company or a smaller reporting company, we would be permitted to omit the auditor’s attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act, as described above, and are also exempt from the requirement to submit “say-on-pay”, “say-on-pay frequency” and “say-on-parachute” votes to our stockholders and may avail ourselves of reduced executive compensation disclosure that is already available to smaller reporting companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of this exemption. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will cease to be an emerging growth company at such time as described in the paragraphs immediately above. Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile and could cause our stock price to decline.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or ourselves. In addition, the OTC is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Reporting trading of our common stock on the OTC Markets is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

Trading in our common stock is currently published on the OTC Market Group, Inc.’s OTC Pink Current Information. The trading price of our common stock has been subject to wide fluctuations. Trading prices of our common stock may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common stock will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management’s attention and resources.

The issuance of our common stock to the selling stockholders may cause substantial dilution to our existing stockholders and the sale of the shares of common stock acquired by the selling stockholders could cause the price of our common stock to decline.

We are registering for sale 6,621,600 shares issued and to be issued to the selling stockholders. It is anticipated that shares registered in this offering will be sold over a period of up to approximately twelve months from the date of this prospectus. The number of shares ultimately offered for sale by the selling stockholders under this prospectus is dependent upon the number of shares the selling stockholders elects to sell from time to time. Depending upon market liquidity at the time, sales of shares of our common stock issued upon conversion of the promissory note may cause the trading price of our common stock to decline.

The selling stockholders may sell all, some or none of our shares that it holds or comes to hold upon conversion of the promissory note. Sales by the selling stockholders of shares acquired upon conversion of the promissory note and sold under the registration statement, of which this prospectus is a part, may result in dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock by the selling stockholders in this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, that relate to future events or to our future operations or financial performance, including, without limitation, in the sections captioned “Description of Business ,” “Risk Factors ,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations ,” and elsewhere. Any and all statements contained in this prospectus that are not statements of historical fact may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “pro-forma,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of the foregoing) may be intended to identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this prospectus may include, without limitation, statements regarding (i) the plans and objectives of management for future operations, (ii) a projection of income (including income/loss), earnings (including earnings/loss) per share, capital expenditures, dividends, capital structure or other financial items, (iii) our future financial performance, including any such statement contained in a discussion and analysis of financial condition by management or in the results of operations included pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”), and (iv) the assumptions underlying or relating to any statement described in points (i), (ii) or (iii) above.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon our current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to risks and uncertainties and other influences, many of which we have no control over. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation:

●	Market acceptance of our products and services;

●	Competition from existing products or new products that may emerge;

●	The implementation of our business model and strategic plans for our business and our products;

●	Estimates of our future revenue, expenses, capital requirements and our need for financing;

●	Our financial performance;

●	Current and future government regulations;

●	Developments relating to our competitors; and

●	Other risks and uncertainties, including those listed under the section titled “Risk Factors .”

Readers are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. We disclaim any obligation to update the forward-looking statements contained in this prospectus to reflect any new information or future events or circumstances or otherwise, except as required by law.

Readers should read this prospectus in conjunction with the discussion under the caption “Risk Factors ,” our financial statements and the related notes thereto in this prospectus, and other documents which we may file from time to time with the SEC.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of their shares offered by them under this prospectus. We will not receive any proceeds from the sale of the shares sold by the selling stockholders.

DILUTION

The sale of our common stock issuable upon conversion of the promissory note may have a dilutive impact on our shareholders. As a result, our net loss per share could increase in future periods and the market price of our common stock could decline.

After giving effect to the sale in this offering of 1,621,600 shares of outstanding common stock and issuance on conversion and sale of 5,000,000 shares, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been approximately $(800,806), or $(0.02) per share of common stock. This represents no change in pro forma as adjusted net tangible book value per share to our existing stockholders and new shareholders. It represents a $0.02 decrease in tangible book value per share to our new stockholders.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

Public Market for common stock

Trading of our common stock began reported on OTC Markets, the OTC Pink tier under the trading symbol “AMAS” on a very limited basis. On March 6, 2013 the trading symbol changed to SGNI. On May 26, 2016 the trading symbol changed to SGNIE. On August 25, 2016 the trading symbol changed to SGNI where it continues to trade on a very limited basis. Any over-the-counter market quotations reflect inter-dealers prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Holders

As of March 31, 2019, there were 134 stockholders of record of the common stock

DIVIDEND POLICY

We have never declared nor paid any cash dividends on our capital stock. We do not intend to pay cash dividends on our common stock for the foreseeable future, and currently intend to retain any future earnings to fund our operations and the development and growth of our business. Any future determination to declare and pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, our financial condition, our capital requirements, general business conditions, our future prospects and other factors that our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

We are authorized to issue 100,000,000 shares of common stock, with a par value of $0.001 per share. The closing price of our common stock on August 7, 2019 as reported by OTC Markets Group, Inc., was $1.05. There were 45,422,188 shares of common stock issued and outstanding as of March 31, 2019. All shares of common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. The common stock is not redeemable and has no conversion or preemptive rights. The common stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of common stock will share equally in any balance of the Company’s assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of the Company’s common are entitled to equal dividends and distributions per share with respect to the common stock when, as and if, declared by the Board of Directors from funds legally available.

Our Articles of Incorporation, our Bylaws, and the applicable statutes of the state of Delaware contain a more complete description of the rights and liabilities of holders of our securities.

During the year ended June 30, 2018, there was no modification of any instruments defining the rights of holders of the Company’s common stock and no limitation or qualification of the rights evidenced by the Company’s common stock as a result of the issuance of any other class of securities or the modification thereof.

Preferred Stock

We are authorized to issue 8,000,000 shares of preferred stock.

The Series A Convertible Preferred Stock has a par value of $0.001 and the number of shares constituting such class 6,000,000. As of March 31, 2019, the Company has 6,000,000 shares of Series A Convertible Preferred Stock issued and outstanding. The Series A Convertible Preferred Stock has priority in liquidation and has a liquidation preference of $1 per share. The Series A Preferred Stock is convertible into shares of common stock at the option of the holder at a rate of three shares of common stock for each share of Series A Convertible Preferred Stock . The Series A Convertible Preferred Stockholders are not entitled to receive dividends and have no voting rights and are not redeemable.

The Company has also authorized 1,000,000 shares of Series E Preferred Stock issued and outstanding . The Series E Preferred Stock has a par value of $0.000001 and ranks junior to all the Company’s common and other preferred stock . There are no dividends on the Series E Preferred Stock and there is no participation in liquidation, dissolution or winding-up distribution of the assets of the Company . The shares of outstanding Series E Preferred Stock shall have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock.

The Company has authorized 1,000,000 shares of Series F Preferred Stock. The Series F Preferred Stock has a par value of $0.000001 per share and ranks junior to all of the Company’s common and other preferred stock. There are no dividends on the Series F Preferred Stock and there is no participation in liquidation, dissolution or winding-up distribution of the assets of the Company. The shares of outstanding Series F Preferred Stock shall have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of the outstanding shares of Series F Preferred Stock shall always constitute sixty-six and two thirds of the voting rights of the Company. The voting rights of the Series F Preferred Stock are superior to the voting rights of the Series E Preferred Stock.

Non-Cumulative Voting

Neither holders of shares of our common nor preferred stock have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors.

Going Concern

We have not attained profitable operations and are dependent upon obtaining financing to continue to pursue our business plan or to undertake any expansion of our current business activities. For these reasons our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern.

Off Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies

Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in Note 2 of the notes to our historical financial statements. We have identified and disclosed accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

DESCRIPTION OF BUSINESS

Overview

We have established a fiscal year end of June 30.

We were incorporated in Delaware in 1992 and on the 29th day of January 2019, acquired D3esports Corp., a Wyoming wholly-owned operating subsidiary and our primary business.

We were incorporated under the laws of the State of Delaware, August 18, 1992. Prior to the Acquisition (as defined below), we were a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934). As a result of the Acquisition, we have ceased to be a “shell company” and will continue as a publicly traded company under the name StemGen, Inc. The existing business operations of D3esports, Inc. will continue as our wholly subsidiary.

On January 29, 2019 (the “Closing Date”), we completed and closed the acquisition (the “Acquisition”) under an Agreement and Plan of Reorganization (the “Reorganization Agreement”), entered into by and among by and among (i) StemGen, Inc.(“StemGen”); (ii) D3esports, Inc., a Wyoming corporation (“D3esports”); (ii) and the shareholders of D3esports (“Sellers”) pursuant to which D3esports became a wholly owned subsidiary of ours. Pursuant to the Reorganization Agreement, we acquired from the Sellers all the issued and outstanding equity interests of D3esports in exchange for 39,631,587 shares of our common stock, par value $0.001 per share and 6,000,000 shares of Series A Preferred Stock, par value $0.001 per share. As a result of the Acquisition, the Sellers, as the former shareholders of D3esports, became the controlling shareholders of the Company. The Acquisition was accounted for as a reverse merger notwithstanding it is legally a reverse acquisition. For accounting purposes, D3esports is the acquiring entity. Current and comparative consolidated financial statements include the accounts of D3esports since inception (May 1, 2018) and StemGen from the date of acquisition (January 29, 2019) (collectively, the “Company”).

D3esports is a Virtual to Real company offering global sports an opportunity to participate in virtual competition. D3esports’s focus is professional motorsports because of management’s extensive historical experience and personal relationships and connections in the space. D3esports offers a time trial format competition through our Microsoft license managed by Mainline.gg for eSports athletes to compete to win a season of real racing and enhance their experience of motorsports through a virtual platform with a strong link to a real team and real race cars. D3esports was founded in May 2018 and launched at the Dave and Buster Houston flagship store in July 2018. D3esports is building an eSports competition based around Forza 7 Motorsports. D3esports has extensive experience in real motorsports, and recent technological advancements enable virtual motorsports to cross-over to virtual motor sports and attract substantial investment. D3esports currently sells 3 screen Fanatec-operated Logitech Playseats powered by a custom gamer PC built in-house for all enthusiasts, gamers and eSports athletes to gain the best access to win a season of racing. D3esports is also currently positioning and selling sponsorship for naming rights of the championship open and showdown series as well as each month long racing competition. Effective October 22, 2018, D3esports entered into an Esports service agreement with Mainline.gg, to build, design, maintain and support the necessary platform to facilitate the D3 competitive racing program, including, the D3 open series for time trial submission and D3 Showdown Series for a monthly custom race.

We have generated limited revenues to date and our activities have been primarily limited to developing our business plan and research and development of products. We will not have the necessary capital to fully develop or execute our business plan until we are able to secure additional financing. There can be no assurance that such financing will be available on suitable terms. We need to raise additional funds in order to implement our business plan. Our current cash on hand is insufficient to commercialize our products or fully develop our business strategy. If we are unable to raise adequate additional funds or if those funds are not available on terms that are acceptable to us, we will not be able to execute our business plan and we may cease operations.

Plan of Operation

D3esports in partnership with Mainline.gg at Forza Motorsport has built a Virtual Championship enabling gamers to compete at three different levels. There shall be 2 elimination rounds at each of the 3 levels of competition to which all shall be streamed through the Dawson Racing Twitch.TV Channel. The winner of each race shall represent their brand on the virtual car to the next real race and their name and company shall be on the car.

Employees

Our sole employee is Simon Dawson, our president, treasurer, secretary and sole director. Mr. Dawson is not employed under a written employment agreement. See, Directors, Executive Officers and Corporate Governance.

Intellectual Property

We currently have two agreements in place to offer the best experience from green to checkered flag. These agreements are with MAINLINE.GG (North American Leaders in eSports competition management) and Microsoft (to have a strong gaming platform bridging the gap between virtual and real motorsport). There shall be more agreements with component supplies for our professional simulator and race team in the future.

Legal Proceedings

A Plaintiff named Itria Ventures LLC (“Itria”) is suing a company called Acropetal, Inc. (“Acropetal”) that it lent money to for about $230,000. In addition to Itria’s claims against Acropetal, Itria is suing four other companies including StemGen Inc. that were only tangentially related to Acropetal in an effort to try to collect this money from anywhere that it can get it. StemGen believes Itria’s claims against it are very weak, and it expects to win in trial on these claims on August 5, 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and plan of operations should be read in conjunction with our financial statements and related notes appearing elsewhere herein. This discussion and analysis contain forward-looking statements including information about possible or assumed results of our financial conditions, operations, plans, objectives, and performance that involve risk, uncertainties, and assumptions. The actual results may differ materially from those anticipated in such forward-looking statements. The words expect, anticipate, estimate or similar expressions are also used to indicate forward-looking statements.

Background of our Company

We currently sell three Screen Fanatec operated Logitech Playseats powered by a custom Gamer PC built in house for all enthusiasts, gamers and eSports athletes to gain the best access to win a season of racing.  We also are currently positioning and selling sponsorship for naming rights of the championship open and showdown series as well as each series (month long).

Effective October 22, 2018, D3esports entered into an Esports Service Agreement with Mainline.gg, to build, design, maintain and support to facilitate the D3 Competitive Racing Program, including, the D3 Open Series for time trial submission and D3 Showdown Series for a monthly custom race.

Plan of Operations

Overview. Our plan for 2019 is to marketing and promote our D3esports Championship which will be a live timing and scoring board to which the fastest 3 times at the close of each month shall be invited to enter in a race that will be shown on our media channels at the end of 2019 and the top three then shall be invited to Houston to drive a real race car which will be our Radical RXC. The top three will win a Professional Simulator. The cost for this component of our plan is in the range of $500,000.

The Plan for 2020 from January to the end of the year is to carry on with the live scoring board for the D3esports Championship which will be offered on a global stage. There shall be education channels set up for competitors to access video to assist car set up and driving from professionals to have the best opportunity to achieve their fastest time. The cost for this component of our plan is in the range of $1,200,000 at the rate of $100,000 monthly.

The 2020 virtual calendar shall be announced at the end of 2019 which shall be driven from the Forza 7 game that currently has over 10 million registered users. The car shall have a standard set up to start and final rules and regulation shall also be announced based on our plan to reach out to STEM accredited Schools in North America to enter and we wllow allow a resource for schools and pupils as a team to set up the their car and best driving styles. As in 2019 there shall be an annual race for the fastest times to race and win a chance to visit Houston and drive the actual car driven virtually on the D3esports Championship. The partnering professional team shall then run the best of the 3 in a season of racing in our Radical SR3 RSX 1500cc. The stop three shall also win a professional simulator.

Our primary operation is to be the community offering and management of our online competitions in the motorsports arena but not confined to just one sport. We plan to expand to other sports in the future. The unique selling proposition for D3esports is the virtual to real experience.  We have agreements with MAINLINE.GG to manage our competition and Microsoft, currently the sole platform of competition to which we also plan to expand into other.

With growing partnerships from component providers in the gaming and eSport space we plan to build and sell professional simulators linking to a points/rewards platform.

Sales and Marketing. Our marketing is through monthly press releases and social media on Facebook and Instagram coupled with our 24/7 time trial competition with online advertising for sponsors.  Our school education platform is in  place with a performance driving school for first time drivers and linking with course curriculum to drive awareness and education in the virtual to real eSports space and cross over to learning in the class rooms.

Research and Development. We do not currently develop electronic games. We are focused on forming agreements with the best games and virtual racing platforms in the world to optimize the experience but to familiarize the competitor.  We are building the ultimate experience to our offering which is a connection to real drivers, engineers our partners technology by hosting eSports tournaments to connect the virtual to real and for the fastest to have the opportunity to passenger or drive a real race car on a real track.  Through our partnership and internal research we are moulding our competition to the gamer. (gamer focused).  We currently do have contracts for competition management with MAINLINE.GG and licensing agreements with Microsoft to run with Xbox and Forza 7 Motorsport to add to our intellectual properties. Additionally, we are in talks with mobile application developers for ease of competition registration and entry.

Intellectual Property. We currently have two agreements in place to offer the best experience from green to checkered flag.  These agreements are with MAINLINE.GG (North American Leaders in eSports competition management) and Microsoft (to have a strong gaming platform bridging the gap between virtual and real motorsport).  There shall be more agreements with component supplies for our professional simulator and race team in the future.

Competition. The business of eSports is highly competitive and rapidly growing. Our ability to compete depends upon many factors within and outside our control, including the timely development and introduction of the racing competition which is based a time-trial format to played 24/7 with the Forza 7 Motorsports, played on Xbox and PC.

As we expand and add more motorsports platforms (partnerships) and sports to D3esports we publish and market, and the related enhancements, functionality, performance, reliability, customer service and support and marketing efforts. Due to the relatively low barriers to entry in the eSports market, we expect additional competition from other emerging companies but we have structured a virtual to real offering which can be added to professional team, Sim Centre and other games companies, we are simply offering a path to promote and enhance the gamers experience to relate to the real world through virtual competition. Many of our existing and potential competitors are substantially larger than us and have significantly greater financial, technical and marketing resources that will compete for available users, developers and talent.   As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the publishing and promotion of their eSports competitions. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressure will not have a material adverse effect on our business, operating results and financial condition.

Liquidity

We believe we do not have adequate funds to fully execute the D3esports business plan for the next twelve months unless we obtain additional funding. If we do not obtain additional capital, we may be unable to continue operations for the next 12 months. However, when we raise additional capital, we will allocate our funding to first assure that all state, federal and SEC requirements are met.

As of March 31, 2019, we had cash on hand of $14,244.

We intend to pursue capital through public or private financing, as well as borrowing and other sources in order to finance our business activities. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then our ability to continue our operations may be significantly hindered.

Results of Operations

For the period from inception through March 31, 2019, the Company incurred net losses and had negative cash flow from operations. As of March 31, 2019, the Company has negative working capital.

We continue to rely on outside funding to offset operating shortfalls and do not foresee a change in this situation in the immediate future. There can be no assurance that we will continue to have such funding available. We will not be able to continue operations without them. We are pursuing alternate sources of financing, but there is no assurance that additional capital will be available to the Company when needed or on acceptable terms.

Nine months ended March 31, 2019

Revenue

We recognized revenue of $12,058 for the nine months ended March 31, 2019 related to the sales of gaming experiences and simulators.

Cost of Sales

We incurred costs of sales of $4,191 for the nine months ended March 31, 2019 related to the sales discussed above.

General and Administrative Expenses

We recognized general and administrative expenses in the amount of $155,372 for the nine months ended March 31, 2019 related to beginning operations of the Company, which included $70,000 for maintenance fees on the Mainline contract for the gaming website and $44,870 of professional and consulting fees.

Depreciation Expenses

We recognized depreciation expenses in the amount of $20,000 for the nine months ended March 31, 2019 related to the amortization of our website costs.

Interest Expense

We incurred interest expense of $19,820 for the nine months ended March 31, 2019 primarily related to statutory interest on convertible notes payable.

Loss on fair value of derivative liability

We incurred a loss of $119,192 for the nine months ended March 31, 2019 related to the change in fair value of the derivative liability.

Net Loss

We incurred a net loss of $306,517 for the nine months ended March 31, 2019 related to the items discussed above.

Liquidity and Capital Resources

We anticipate needing approximately $425,000 to fund our operations and to effectively execute our business plan over the next eighteen months. Currently available cash is not sufficient to allow us to commence full execution of our business plan. Our business expansion will require significant capital resources that may be funded through the issuance of common stock or of notes payable or other debt arrangements that may affect our existing debt structure. Despite our current financial status, we believe that we may be able to issue additional notes payable or debt instruments in order to start executing our business plan. However, there can be no assurance that we will be able to raise money in this fashion and have not entered into any agreements that would obligate a third party to provide us with capital.

As of March 31, 2019, we had cash on hand of $14,244. We do not have an adequate amount of cash on hand to fund our future operations.

We have no known demands or commitments, except for the Mainline commitment discussed in the footnotes to our financial statements, and are not aware of any events or uncertainties as of March 31, 2019 that will result in or that are reasonably likely to materially increase or decrease our current liquidity.

Capital Resources

We had no material commitments for capital expenditures as of March 31, 2019. However, should we execute our business plan as anticipated, we would incur substantial capital expenditures and require financing in addition to what is required to fund our present operation.

Additional Financing

Additional financing is required to continue operations. Although actively searching for available capital, the Company does not have any current arrangements for additional outside sources of financing and cannot provide any assurance that such financing will be available.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with GAAP, which requires management to make certain estimates and assumptions and apply judgments. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the financial statements are prepared; actual results could differ from our estimates and such differences could be material. We have identified below the critical accounting policies, which are assumptions made by management about matters that are highly uncertain and that are of critical importance in the presentation of our financial position, results of operations and cash flows. Due to the need to make estimates about the effect of matters that are inherently uncertain, materially different amounts could be reported under different conditions or using different assumptions. On a regular basis, we review our critical accounting policies and how they are applied in the preparation our financial statements.

New Accounting Pronouncements

For a description of recent accounting standards, including the expected dates of adoption and estimated effects, if any, on our financial statements, see “Note 1: Significant Accounting Polices: Recently Issued Accounting Pronouncements” in our financial statements from March 31, 2019.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth information on our executive officers and directors as of the filing of the registration statement of which this prospectus is a part. The terms of service for each of our directors expires at our next annual meeting of stockholders or until their successors are duly elected and qualified. Simon Dawson may be characterized as a promoter and control person.

Name and Address	Age	Positions Held
Simon Dawson 1 Performance Drive, Suite F Angleton, Texas 77515	37	President, Secretary, Treasurer, Chief Executive Officer, Principal Financial Officer and Director

The sole director named above has held his office since January 29, 2019 and will serve until the next annual meeting of the stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders’ meeting. Officers will hold their positions at the pleasure of the board of directors.

Simon Dawson Biographical Information

During 2007, Mr. Dawson moved to Houston from his position as sales and marketing manager for Next Generation (David Lloyd Club), a prominent health and fitness club in Cambridge England, Beginning in 2017 Simon was the business development manager for Risi Competizione, the factory that supported Ferrari GT2 race team in North America, winning many championships up to 2011.

Simon Dawson joined his father on the Project Libra Race program, which developed the Radical Ford Eco Boost race engine and it’s first race car in 2012.

This led to his permanent move from North Carolina to Houston to develop a full Radical dealership and track day business, which he runs with his father today.

Over the last six years, Simon and his father have enjoyed great success with Radical Texas selling track day cars, track day experiences and along the way, testing and developing the cars and technologies that will bring them race championships well into the future.

The driving force behind Simon’s passion for motorsports is family, and the dream of making racing an obtainable pastime and sport for all families and inspire the future linking the real and virtual worlds with an investment into eSport for the ultimate experience.

Family Relationships

There are no family relationships among our directors or executive officers. However, Mr. Ian Dawson, a significant shareholder, is the father of Mr. Simon Dawson, our sole officer and director.

Director Independence

At this time, we are not subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the board of directors be “independent” and, as a result, we are not at this time required to have our Board of Directors comprised of a majority of “independent directors.” None of our directors are independent directors under the applicable standards of the SEC and the NASDAQ stock market.

Involvement in Certain Legal Proceedings

During the past ten (10) years, none of our directors, persons nominated to become directors, executive officers, promoters or control persons was involved in any of the legal proceedings listen in Item 401(f) of Regulation S-K.

Arrangements with directors and executive officers

There are no arrangements or understandings between our sole executive officer and director and any other person pursuant to which he is to be selected as an executive officer or director.

Significant Employees and Consultants

We have no employees, other than our President, Simon Dawson.

Code of Ethics

We have adopted a code of ethics that applies to our executive officers and employees.

Corporate Governance

Our business, property and affairs are managed by, or under the direction of, our board, in accordance with the Delaware General Corporation Law and our bylaws. Members of the board are kept informed of our business through discussions with the Chief Executive Officer and other key members of management, by reviewing materials provided to them by management.

We continue to review our corporate governance policies and practices by comparing our policies and practices with those suggested by various groups or authorities active in evaluating or setting best practices for corporate governance of public companies. Based on this review, we have adopted, and will continue to adopt, changes that the board believes are the appropriate corporate governance policies and practices for our Company. We have adopted changes and will continue to adopt changes, as appropriate, to comply with the Sarbanes-Oxley Act of 2002 and subsequent rule changes made by the SEC and any applicable securities exchange.

Director Qualifications and Diversity

The board seeks independent directors who represent a diversity of backgrounds and experiences that will enhance the quality of the board’s deliberations and decisions. Candidates shall have substantial experience with one or more publicly traded companies or shall have achieved a high level of distinction in their chosen fields. The board is particularly interested in maintaining a mix that includes individuals who are active or retired executive officers and senior executives, particularly those with experience in the finance and capital market industries.

In evaluating nominations to the board of directors, our board also looks for certain personal attributes, such as integrity, ability and willingness to apply sound and independent business judgment, comprehensive understanding of a director’s role in corporate governance, availability for meetings and consultation on Company matters, and the willingness to assume and carry out fiduciary responsibilities. Qualified candidates for membership on the board will be considered without regard to race, color, religion, sex, ancestry, national origin or disability.

Under the National Association of Securities Dealers Automated Quotations definition, an “independent director” means a person other than an officer or employee of the Company or its subsidiaries or any other individuals having a relationship that, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. The board’s discretion in determining director independence is not completely unfettered. Further, under the NASDAQ definition, an independent director is a person who (1) is not currently (or whose immediate family members are not currently), and has not been over the past three years (or whose immediate family members have not been over the past three years), employed by the company; (2) has not (or whose immediate family members have not) been paid more than $120,000 during the current or past three fiscal years; (3) has not (or whose immediately family has not) been a partner in or controlling shareholder or executive officer of an organization which the company made, or from which the company received, payments in excess of the greater of $200,000 or 5% of that organizations consolidated gross revenues, in any of the most recent three fiscal years; (4) has not (or whose immediate family members have not), over the past three years been employed as an executive officer of a company in which an executive officer of the Company has served on that company’s compensation committee; or (5) is not currently (or whose immediate family members are not currently), and has not been over the past three years (or whose immediate family members have not been over the past three years) a partner of our outside auditor.

We have no independent directors as of the date of this prospectus.

Lack of Committees

We do not presently have a separately designated audit committee, compensation committee, nominating committee, executive committee or any other committees of our board of directors. As such, the sole director acts in those capacities. We believe that committees of the board are not necessary at this time because we are in the development stage.

The term “Financial Expert” is defined under the Sarbanes-Oxley Act of 2002, as amended, as a person who has the following attributes: an understanding of generally accepted accounting principles and financial statements; has the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the company’s financial statements, or experience actively supervising one or more persons engaged in such activities; an understanding of internal controls and procedures for financial reporting; and an understanding of audit committee functions.

Mr. Dawson does not qualify as an “audit committee financial expert.” We believe that the cost related to retaining such a financial expert at this time is prohibitive, given our current operating and financial condition. Further, because we are in the development stage of our business operations, we believe that the services of an audit committee financial expert are not necessary at this time.

The Company may in the future create an audit committee to consist of one or more independent directors. In the event an audit committee is established, of which there can be no assurances given, its first responsibility would be to adopt a written charter. Such charter would be expected to include, among other things:

●

being directly responsible for the appointment, compensation and oversight of our independent auditor, which shall report directly to the audit committee, including resolution of disagreements between management and the auditors regarding financial reporting for the purpose of preparing or issuing an audit report or related work;

●	annually reviewing and reassessing the adequacy of the committee’s formal charter;

●	reviewing the annual audited financial statements with our management and the independent auditors and the adequacy of our internal accounting controls;

●

reviewing analyses prepared by our management and independent auditors concerning significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	reviewing the independence of the independent auditors;

●

reviewing our auditing and accounting principles and practices with the independent auditors and reviewing major changes to our auditing and accounting principles and practices as suggested by the independent auditor or its management;

●	reviewing all related party transactions on an ongoing basis for potential conflict of interest situations; and

●	all responsibilities given to the audit committee by virtue of the Sarbanes-Oxley Act of 2002, which was signed into law by President George W. Bush on July 30, 2002.

Risk Oversight

Enterprise risks are identified and prioritized by management and each prioritized risk is assigned to the board for oversight. These risks include, without limitation, the following:

●	Risks and exposures associated with strategic, financial and execution risks and other current matters that may present material risk to our operations, plans, prospects or reputation.

●

Risks and exposures associated with financial matters, particularly financial reporting, tax, accounting, disclosure, internal control over financial reporting, financial policies, investment guidelines and credit and liquidity matters.

●	Risks and exposures relating to corporate governance; and management and director succession planning.

●	Risks and exposures associated with leadership assessment, and compensation programs and arrangements, including incentive plans.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of our common stock to file reports of ownership and change in ownership with the Securities and Exchange Commission and the exchange on which the common stock is listed for trading. Executive officers, directors and more than ten percent stockholders are required by regulations promulgated under the Exchange Act to furnish us with copies of all Section 16(a) reports filed. Based solely on our review of copies of the Section 16(a) reports filed for the fiscal year ended June 30, 2018, we believe that our executive officers, directors and ten percent stockholders complied with all reporting requirements applicable to them.

EXECUTIVE COMPENSATION

The table below summarizes all compensation awards to, earned by, or paid to our named executive officer for all service rendered in all capacities to us for the fiscal years ended June 30, 2018.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Simon Dawson	2018	—	—	—	—	—	—	—	—
CEO and Chairman of the board

Outstanding Equity Awards at the End of the Fiscal Year

OUTSTANDING EQUITY AWARDS AT JUNE 30, 2018

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: market or Payout Value of Unearned Shares or Other Rights That Have Not Vested ($)
Simon Dawson(1)	—	—	—	—	—	—	—	—	—
John David Walls(2)	—	—	—	—	—	—	—	—	—
Robert Wilson(3)	—	—	—	—	—	—	—	—	—

__________

(1)	Simon Dawson was elected director, president and CEO January 29, 2019
(2)	John David Walls served as director, president and CEO from February 27, 2018 until January 29, 2019.
(3)	Nachu Anbil served as director, president and CEO from June 27, 2017 until February 27, 2018.

Stock Option Grants

We have not granted any stock options to our executive officers as of March 31, 2019.

Employment Agreements

None of our executive officers is subject to employment agreements, but we may enter into such agreements with them in the future. We have no plans providing for the payment of any retirement benefits.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of, with respect to the beneficial ownership of shares of the Company’s common stock by (i) each person known to us who owns beneficially more than 5% of the outstanding shares of the Company’s common stock, (ii) each of our Directors, (iii) each of our Executive Officers, and (iv) all of our Executive Officers and Directors as a group. Unless otherwise indicated, each stockholder has sole voting and investment power with respect to the shares shown. As of June 7, 2019, there were 45,422,188 shares of the Company’s common stock issued and outstanding.

	Number of Shares of Capital Stock Beneficially Owned (1)		Percentage Ownership (3)
Name and Address of Beneficial Owner	Common Stock	Preferred Stock	Common Stock	Preferred Stock
Simon Dawson(2) 1 Performance Drive, Suite F Angleton, TX 77515	5,166,663	1,000,000	11.38%	100%

Ian Dawson 1 Performance Drive, Suite F Angleton, TX 77515	5,166,663	-0-	11.38%	-0-%

Recycled Capital(4) 5712 Southwest Fwy. Houston, Texas 77057-7508	950,000	6,000,000(4)	4.99%	100%

John Pritzlaff 622 Cliffgate Lane Castle Rock, Colorado 80108	7,500,000	-0-	16.52%	-0-%

Hampton Bay Trading Corp.(5) 2500 Wilcrest Dr., Suite 300 Houston, Texas 77042	4,388,890	-0-	9.88%	-0-%

Landor Investment Corp. (6) Calle 65 Esta, San Francisco, Local No. 35 Panama City, Panama	10,105,339	1,000,000	22.25%	100%

All executive officers and directors as a group (one person)	5,166,663	-0-	11.38%	-0-%

__________

(1)

Under Rule 13d-3 under the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock outstanding on June 7, 2019.

(2)

In addition to the 5,166,663 shares of common stock owned, Simon Dawson also owns 1,000,000 shares of the Company’s Series F preferred stock. The outstanding shares of Series F preferred stock supersede and are superior to the Series E Preferred stock and have the right to take action by written consent or vote based on the number of votes equal to twice the number of votes of all outstanding shares of common stock. As a result, Simon Dawson has not less than 2/3rds of the voting power of all shareholders at any time corporate action requires a vote of shareholders and is not entitled to participate in distributions of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary .

(3)

Our calculation of the percentage of beneficial ownership is based on 45,422,188 shares of common stock, 6,000,000 shares of Series A preferred stock, 1,000,000 shares of Series E preferred stock and 1,000,000 shares of Series F preferred stock outstanding as of June 7, 2019.

(4)

The number of shares of the common stock beneficially held by Recycled Capital as of June 7, 2019 is 4.99% of the total outstanding because the 6,000,000 shares of convertible preferred stock are subject to a conversion cap of 4.99% of the total outstanding. Therefore, the holder of the convertible preferred does not have the “right” to hold more than the amount of the cap as expressed by the Commission’s amicus curiae brief in the case of Mark Levy v. Southbrook International Investments, Ltd . (2nd Cir. Mar 31, 2001). However, 6,000,000 preferred shares are convertible into a total of 18,000,000 of common stock of the Company covered by this registration statement. The natural person who exercises the sole voting and or dispositive powers with respect to the shares owned by Recycled Capital is Robert Wilson.

(5)	The natural person who exercises the sole voting and or dispositive powers with respect to the shares owned by Hampton Bay Trading Corp is Robert Sonfield.

(6)

In addition to common stock, Landor Investment Corp. owns 1,000,000 shares of series E preferred stock. The Series E preferred stock has a par value of $0.000001 , does not vote because of the superior voting rights of the Series E Preferred Stock, ranks subordinate to the Company’s common stock and Series F Preferred Stock and is not entitled to participate in distributions of assets upon liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary .

Changes in Control

There are currently no arrangements which would result in a change in control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Transactions with Related Persons

The Company has been provided warehouse and office space by a shareholder for which $6,000 was paid during the nine months ended March 31, 2019.

The Company paid its chief executive officer, Simon Dawson, $10,000 during the nine months ended March 31, 2019 for compensation.

During the nine months ended March 31, 2019, the Company paid $10,000 to Dawson Racing, an entity owned by Simon and Ian Dawson, for sponsorship branding at Daytona Michelin Tire Test.

On January 29, 2019, the Company issued 1,000,000 shares of Series F Preferred Stock to the Simon Dawson in exchange for services. The shares were valued at $1 based on the estimated market value of the shares.

As of March 31, 2019, the Company has $73,040 in advances from a shareholder.  The advances bear no interest and have no repayment terms.

Director Independence

Trading of the Company’s common stock are reported by the OTC Markets, which does not have director independence requirements. For purposes of determining director independence, the Company applied the definitions set out in NASDAQ Rule 4200(a)(15). Under NASDAQ Rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation. As a result, the Company does not have any independent directors. Our sole director, Simon Dawson, is also the Company’s principal executive officer.

SELLING STOCKHOLDERS

When we refer to “Selling Stockholders” in this prospectus, we mean those persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors, and others who later come to hold any of the Selling Stockholder’s interests in shares of our common stock other than through a public sale.

The following table sets forth as of the date of this prospectus the name of each Selling Stockholders for whom we have registered shares of common stock for resale to the public and the number of shares of common stock that each Selling Stockholders may offer pursuant to this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. The information set forth below is based on information known to us. The common stock being offered by the Selling Stockholders consists of a total of 6,621,600 shares of the common stock including 5,000,000 shares underlying Series A convertible preferred stock and 1,621,600 shares held by selling stockholders.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. However, the convertible note provides that the Selling Stockholders may not convert if the conversion would cause a holder’s beneficial ownership of our common stock to exceed 4.99% of the outstanding shares of common stock. Therefore, although they are included in the table below, the number of shares of common stock for some listed persons may include shares that may not be purchased during a given 60-day period used for purpose of determining beneficial ownership.

Except for relationships noted in the Selling Stockholders table, none of the Selling Stockholders has, or within the past three years has had, any position, office or material relationship with us or any of our predecessors or affiliates.

Selling Stockholders	Shares beneficially owned prior to offering (2)	Percentage of outstanding shares beneficially owned before this offering (3)	Number of shares being registered/ offered and sold in this offering (4)	Number of shares beneficially owned post offering (5)	Percentage of outstanding shares beneficially owned post offering (6)
Recycled Capital Corp. (1)	950,000	4.99%	5,000,000	6,450,000	4.99%(7)
Ian Dawson	5,166,663	11.38%	400,000	4,766,663	10.49%
John Pritzlaff	7,500,000	16.52%	300,000	7,200,000	15.85%
Ian P. Cloud	1,666,666	33.67%	300,000	1,366,666	3.00%
Derek Sisson	1,666,667	3.67%	200,000	1,466,667	3.22%
David Matlock	1,666,667	3.67%	200,000	1,466,667	3.22%
John David Walls	650,000	1.43%	150,000	500,000.11%
Sydney Jim	250,000.06%		50,000	200,000.04%
Paul Kirklin	50,000.01%		50,000	-0-	-0-
Brian Heino	10,000	<1%	10,000	-0-	-0-
Mariah Peterson	500	<1%	500	-0-	-0-
Howard L. Ecker	10,000	<1%	10,000	-0-	-0-
Brigith Yesenya Sierra Cano	100	<1%	100	-0-	-0-
Daniel Rodin	1,000	<1%	1,000	-0-	-0-

__________

(1)	Robert Wilson is the natural person who exercises the sole voting and or dispositive powers with respect to the shares offered by Recycled Capital.

(2)

The number of shares of the common stock beneficially held by Recycled Capital as of June 7, 2019 is 4.99% of the total outstanding because the 6,000,000 shares of convertible preferred stock are subject to a conversion cap of 4.99% of the total outstanding. Therefore, the holder of the convertible preferred does not have the “right” to hold more than the amount of the cap as expressed by the Commission’s amicus curiae brief in the case of Mark Levy v. Southbrook International Investments, Ltd . (2nd Cir. Mar 31, 2001). However, 6,000,000 preferred shares are convertible into a total of 18,000,000 of common stock of the Company covered by this registration statement.

(3)

The numbers in the column reflect the total number of shares of the common stock beneficially owned by the Selling Stockholders as a percentage of the number of shares outstanding based on the calculation described in footnote 2 immediately above.

(4)

This registration statement covers the total number of shares being registered issuable upon conversion of the preferred stock owned by Recycled Capital. Pursuant to Rule 416 under the Securities Act, this registration statement shall also cover any additional shares of common stock which become issuable by reason of any increase in stock split, stock dividend, anti-dilution provisions or similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of common stock of the registrant.

(5)

This column assumes all the shares being registered hereunder are sold. Therefore, because of the conversion cap, the amount beneficially owned by such person, in accordance with Rule 13d-3, is 4.99% without the number of shares being registered hereunder.

(6)	Based on 45,422,188 shares of common stock issued and outstanding as of June 7, 2019.

(7)

The number of shares of the common stock beneficially held by Recycled Capital as of June 7, 2019 is 4.99% of the total outstanding because the 6,000,000 shares of convertible preferred stock are subject to a conversion cap of 4.99% of the total outstanding. Therefore, the holder of the convertible preferred does not have the “right” to hold more than the amount of the cap as expressed by the Commission’s amicus curiae brief in the case of Mark Levy v. Southbrook International Investments, Ltd . (2nd Cir. Mar 31, 2001). However, 6,000,000 preferred shares are convertible into a total of 18,000,000 of common stock of the Company covered by this registration statement.

PLAN OF DISTRIBUTION

Each selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter market or any other stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. The distribution of the shares by the selling stockholders is not currently subject to any underwriting agreement. Each selling stockholders must use a broker-dealer which is registered in the state in which the selling stockholders seeks to sell their shares. A selling stockholders may use any one or more of the following methods when selling shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker- dealer as principal and resale by the broker-dealer for its account;

●	conducting business in places where business practices and customs are unfamiliar and unknown;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales entered into after the date of this prospectus;

●	broker-dealers may agree with the selling stockholders to sell a specified number of the shares at a stipulated price per share;

●	a combination of any of these methods of sale;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

●	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The total proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, if they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, unless an exemption therefrom is available.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

To comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We will pay all expenses of the registration of the shares of common stock, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws and the selling stockholders’ expenses; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 under the Securities Act without regard to any volume limitation requirements under Rule 144 of the Securities Act.

Penny Stock Rules

Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than US $5.00. Penny stock rules require a broker- dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares may in the future be subject to such penny stock rules in which care our stockholders would, in all likelihood, as a result of the penny stock rules, find it difficult to sell their securities.

The Company has not engaged any FINRA member firms to participate in the distribution of securities, except to the extent that certain broker dealers described below shall be selling shareholders in connection with certain warrants and underlying shares of Common Stock received in their capacity as placement agents for earlier private offerings. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholders does not expect these commissions and discounts relating to its sales of shares to exceed what are customary in the types of transactions involved. The registration statement of which this prospectus forms a part includes the shares of common stock underlying the warrants held by these firms and certain associated persons listed below. The SEC has indicated that it is their position that any broker-dealer firm that is a selling stockholders is deemed an underwriter and therefore these firms may be deemed an underwriter with respect to the securities being sold by them.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to these broker- dealers or other financial institutions of shares offered by this prospectus, which shares these broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect these transactions).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In this event, any commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholders has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed seven percent (7%).

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

Regulation M

We have advised the each selling stockholders that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended.

During such time as it may be engaged in a distribution of any of the shares, we are registering by this registration statement, the selling stockholders is required to comply with Regulation M. In general, Regulation M precludes any selling security holder, any affiliated purchasers and any broker-dealer or other person who participates in a distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase, any security which is the subject of the distribution until the entire distribution is complete. Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading activities by the magnitude of the offering and the presence of special selling efforts and selling methods. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution.

Regulation M under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Regulation M also governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security. We have informed The selling stockholders that the anti-manipulation provisions of Regulation M may apply to the sales of their shares offered by this prospectus, and we have also advised The selling stockholders of the requirements for delivery of this prospectus in connection with any sales of the common stock offered by this prospectus.

DESCRIPTION OF SECURITIES

This prospectus covers 6,621,600 shares of our common stock offered by the selling stockholders. The following description of our common stock is only a summary. You should also refer to our certificate of incorporation and bylaws, which have been included as exhibits to the registration statement of which this prospectus forms a part.

Authorized and Outstanding Capital Stock

Our authorized capital stock currently consists of 108,000,000 shares of capital stock, of which 100,000,000 are shares of common stock, par value $0.001 per share, 6,000,000 shares of preferred stock, par value $0.001 per share and 2,000,000 shares of preferred stock, par value $.000001 per share.

As of June 7, 2019, we had 45,422,188 shares of common stock held of record by approximately 134 shareholders of record, 6,000,000 shares of Series A convertible preferred stock held by one shareholder of record, 1,000,000 shares of Series E preferred stock held by one shareholder of record and 1,000,000 shares of Series F preferred stock held by one shareholder of record.

Delaware Anti-Takeover Law and Charter and Bylaws Provisions

Delaware General Corporation Law sections 78.378 to 78.3793 provide state regulation over the acquisition of a controlling interest in certain Delaware corporations unless the articles of incorporation or bylaws of the corporation provide that the provisions of these sections do not apply. The statute creates several restrictions on the ability of a person or entity to acquire control of a Delaware company by setting down certain rules of conduct and voting restrictions in any acquisition attempt, among other things. The statute is limited to corporations that are organized in the state of Delaware and that have 200 or more shareholders, at least 100 of whom are shareholders of record and residents of the State of Delaware; and do business in the State of Delaware directly or through an affiliated corporation. Because of these conditions, the statute does not apply to our Company.

Common Stock

The holders of our common stock are entitled to one vote per share. In addition, the holders of our common stock will be entitled to receive ratably dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

Preferred Stock

Our board of directors are authorized, subject to any limitations prescribed by law, without further vote or action by our stockholders, to issue from time to time up to 8,000,000 shares of preferred stock in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

The issuance in the future of a newly designated class or series of preferred shares may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of our capital stock. The effect on your common stock ownership depends on the terms of the designation of the preferred stock outstanding.

Series A convertible preferred stock

Each share of Series A convertible stock is convertible into three shares of common stock, are not entitled to vote, dividends and do not participate in distributions in liquidation.

Series E Preferred Stock

Holders of Series E preferred stock are not entitled to vote because the Series F Preferred Stock have preempted any and all rights of the Series E preferred stock . The shares are not convertible into any other class of securities, are not entitled to dividends and do not participate in distributions in liquidation.

Series F Preferred Stock

So long as any shares of Series F preferred stock remain outstanding, the holders are entitled, voting separately as a single class, to vote double the number of all other voting share resulting in 2/3rds of all votes. The Series F preferred shares have no other economic value. The shares are not convertible into any other class of securities, are not entitled to dividends and do not participate in distributions in liquidation. The Series F preferred shares supersede, prime, and set aside the Series E preferred shares.

Convertible Promissory Note

As of March 31, 2019, we had outstanding $563,203 principal amount and accrued interest of $251,048 of unsecured convertible promissory notes. The notes are convertible at the holders’ option at any time at conversion rates of between $0.05 and $0.41 per share.

Transfer Agent

Our transfer agent is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, NY 11219, 800-937-5449.

OTC Market Group, Inc.’s OTC tier Quotation

Trading of our common stock is reported on the OTC Market Group, Inc.’s OTC tier under the trading symbol “SGNI.”

Warrants

As of the date of this prospectus we have no outstanding warrants.

Dividends

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, cash needs and growth plans.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide that it will indemnify its officers and directors to the full extent permitted by Delaware state law. Our bylaws provide that we will indemnify and hold harmless our officers and directors for any liability including reasonable costs of defense arising out of any act or omission taken on our behalf, to the full extent allowed by Delaware law, if the officer or director acted in good faith and in a manner the officer or director reasonably believed to be in, or not opposed to, the best interests of the corporation.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Sonfield & Sonfield, Houston, Texas.

EXPERTS

The consolidated financial statements of our company included in this prospectus and in the registration statement have been audited by LBB & Associates Ltd., LLP, an independent registered public accountant, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance on such report, given the authority of said firm as an expert in auditing and accounting.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act for the common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Exchange Act, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

FINANCIAL STATEMENTS

STEMGEN, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2019	June 30, 2018
ASSETS
Current assets
Cash and cash equivalents	$14,244	$20,025
Other current assets	5,019	—
Total current assets	19,263	20,025

Property and Equipment
Vehicles – race cars	387,450	387,450
Website design	60,000	60,000
	447,450	447,450
Less accumulated amortization	(20,000)	—
	427,450	447,450

TOTAL ASSETS	$446,713	$467,475

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable	$230,536	$20,000
Advance from shareholder	73,040	—
Deferred revenue	10,500	—
Accrued interest payable	251,048	—
Convertible notes payable	563,203	—
Derivative liability	119,192	—
Total current liabilities	1,247,519	20,000

Commitments

Stockholders’ Equity (Deficit)
Preferred Stock; 8,000,000 shares authorized	—	—
Series A Convertible Preferred Stock, par value $0.001; 6,000,000 and 1,000,000 shares issued and outstanding at March 31, 2019 and June 30, 2018, respectively; liquidation preference of $6,000,000	6,000	1,000
Series E Preferred Stock; par value $0.000001; 1,000,000 shares issued and outstanding at March 31, 2019	1	—
Series F Preferred Stock; par value $0.000001; 1,000,000 shares issued and outstanding at March 31, 2019	1	—
Common Stock; par value $0.001; 100,000,000 shares authorized, 45,422,188 and 4,706,508 shares issued and outstanding at March 31, 2019 and June 30, 2018, respectively	45,422	4,707
Additional paid-in capital	(543,718)	443,763
Accumulated deficit	(308,512)	(1,995)
Total stockholders’ equity (deficit)	(800,806)	447,475

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$446,713	$467,475

The accompanying notes are an integral part of the financial statements

STEMGEN, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

For the Three Months and Nine Months Ended March 31, 2019

(Unaudited)

	Three Months Ended March 31, 2019	Nine Months Ended March 31, 2019

Revenue	$2,058	$12,058

Operating expense:
Cost of revenue	—	4,191
General and administrative expenses	51,459	155,372
Depreciation	7,500	20,000
Total operating expense	58,959	179,563

Loss from operations	(56,901)	(167,505)

Interest expense	(19,820)	(19,820)
Loss on fair value of derivative liability	(119,192)	(119,192)

Net loss	$(195,913)	$(306,517)

Net loss per share – basic and diluted	$(0.01)	$(0.02)
Weighted average number of common shares outstanding – basic and diluted	32,644,328	14,239,912

The accompanying notes are an integral part of the financial statements

STEMGEN, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the Nine Months Ended March 31, 2019

(Unaudited)

	Series A Preferred Stock		Series E Preferred Stock		Series F Preferred Stock		Common Stock		Additional paid-in	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total

Balance, June 30, 2018	1,000,000	$1,000	—	$—	—	$—	4,706,508	$4,707	$443,763	$(1,995)	$447,475

Common stock issued for services	—	—	—	—	—	—	1,062,493	1,061	17,609	—	18,670
Common stock issued for cash	—	—	—	—	—	—	21,600	22	21,578	—	21,600
Preferred stock issued for services	—	—	—	—	1,000,000	1	—	—	—	—	1
Acquisition of StemGen in reverse merger	6,000,000	6,000	1,000,000	1	—	—	39,631,587	39,632	(1,027,668)	—	(982,035)
Preferred stock canceled	(1,000,000)	(1,000)	—	—	—	—	—	—	1,000	—	—
Net loss	—	—	—	—	—	—	—	—	—	(306,517)	(306,517)

Balance, March 31, 2019	6,000,000	$6,000	1,000,000	$1	1,000,000	$1	45,422,188	$45,422	$(543,718)	$(308,512)	$(800,806)

The accompanying notes are an integral part of the financial statements

STEMGEN, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Nine Months Ended March 31, 2019

(Unaudited)

March 31, 2019

Cash flow from operating activities:
Net loss	$(306,517)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	20,000
Amortization of discount on convertible notes payable	458
Common stock issued for services	18,670
Preferred stock issued for services	1
Change in fair value of derivative liability	119,192
Change in accrued interest payable	19,362
Change in other assets	(5,019)
Change in deferred revenue	10,500
Change in accounts payable	58,972
Net cash used in operating activities	(64,381)

Cash flows from investing activities:
Website design	—
Net cash used in investing activities	—

Cash flows from financing activities:
Advances from shareholder	37,000
Proceeds from sale of common stock	21,600
Net cash provided by financing activities	58,600

Net change in cash	(5,781)

Cash and equivalents, beginning of period	20,025

Cash and equivalents, end of period	$14,244

The accompanying notes are an integral part of the financial statements

STEMGEN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2019

(Unaudited)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – We were incorporated under the laws of the State of Delaware, August 18, 1992. Prior to the Acquisition (as defined below), we were a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended). As a result of the Acquisition, we have ceased to be a “shell company” and will continue as a publicly traded company under the name StemGen, Inc. The existing business operations of D3esports, Inc. will continue as our wholly subsidiary.

On January 29, 2019 (the “Closing Date”), we completed and closed the acquisition (the “Acquisition”) under an Agreement and Plan of Reorganization (the “Reorganization Agreement”), entered into by and among by and among (i) StemGen, Inc.(“StemGen”); (ii) D3esports, Inc., a Wyoming corporation (“D3esports”); (ii) and the shareholders of D3esports (“Sellers”) pursuant to which D3esports became a wholly owned subsidiary of ours. Pursuant to the Reorganization Agreement, we acquired from the Sellers all the issued and outstanding equity interests of D3esports in exchange for 39,631,587 shares of our common stock, par value $0.001 per share and 6,000,000 shares of Series A Preferred Stock, par value $0.001 per share. As a result of the Acquisition, the Sellers, as the former shareholders of D3esports, became the controlling shareholders of the Company. The Acquisition was accounted for as a reverse merger notwithstanding it is legally a reverse acquisition. For accounting purposes, D3esports is the acquiring entity. Current and comparative consolidated financial statements include the accounts of D3esports since inception (May 1, 2018) and StemGen from the date of acquisition (January 29, 2019) (collectively, the “Company”).

D3esports was formed on May 1, 2018 and is based in Angleton, TX. D3esports plans to hold monthly time trial format competitions through an eSports platform that allows professional race car drivers and eSport athletes (gamer enthusiasts) to compete for a real experience in a race car and points that can be used to purchase products and services through our partners and

Interim Financial Statements – The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Regulation S-X. Accordingly, the consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2018 and notes thereto and other pertinent information contained in our Form 10-K and Form 8-K/A the Company has filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2019.

The results of operations for the nine month period ended March 31, 2019 are not necessarily indicative of the results to be expected for the full fiscal year ending June 30, 2019.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Property and Equipment – Property and equipment consists of vehicles and website design.  The vehicles are three race cars which were contributed as capital at the inception of the Company and recorded at their estimated fair value.  Due to the nature of race cars, there is no depreciation expense being recorded as race cars appreciate over time.

Website design consists primarily of the cost of a contract with Mainline, an Esports provider, for the design of an esports website and platform for the Company.  The contract cost will be amortized on a straight line basis over the life of the contract which is two years, beginning in August 2018.

Improvements or betterments of a permanent nature are capitalized.  Expenditures for maintenance and repairs are charged to expense as incurred.  The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal.  Gains or losses resulting from property disposals are credited or charged to operations in the year of disposal.

Revenue Recognition – In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, and December 2016 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12 and ASU 2016-20, respectively. The core principle of this new revenue recognition guidance is that a company will recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance defines a five-step process to achieve this core principle. The new guidance also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new guidance provides for two transition methods, a full retrospective approach and a modified retrospective approach.

On January 29, 2019, the Company adopted ASC Topic 606 using the modified retrospective method with no impact to the opening retained earnings and determined there were no changes required to its reported revenues as a result of the adoption. An analysis of contracts with customers under the new revenue recognition standard was consistent with the Company’s current revenue recognition model, whereby revenue is recognized primarily on the date products are delivered to the customer or services are provided. Payments for products or services which have been received prior to the Company fulfilling its performance obligations are deferred until those obligations are satisfied. Costs related to deferred revenue are included in other assets until the revenue is recognized.

Income Taxes – The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings (Loss) per Common Share – The Company computes basic and diluted earnings per common share amounts in accordance with ASC Topic 260, Earnings per Share. The basic earnings (loss) per common share are calculated by dividing the Company’s net income available to common shareholders by the weighted average number of common shares outstanding during the year. The diluted earnings (loss) per common share are calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity. There are no dilutive shares outstanding for any periods reported.

Derivative Instruments – Our debt or equity instruments may contain embedded derivative instruments, such as conversion options, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

Our derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income, in the period in which the changes occur. For bifurcated conversion options that are accounted for as derivative instrument liabilities, we determine the fair value of these instruments using the Black-Scholes option pricing model. This model requires assumptions related to the remaining term of the instrument and risk-free rates of return, our current Common Stock price and expected dividend yield, and the expected volatility of our Common Stock price over the life of the option.

Recently Issued Accounting Pronouncements – In February 2016, the FASB issued ASU 2016-02, Leases. This guidance requires an entity to recognize lease liabilities and a right-of-use asset for all leases on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2018, with earlier adoption permitted. ASU 2016-02 must be adopted using a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. The Company is evaluating the impact of this new standard on its financial position, results of operations, cash flows and related disclosures.

NOTE 2 – GOING CONCERN

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended March 31, 2019, the Company had a net loss of $306,517. As of March 31, 2019, the Company had negative working capital of $1,228,256. Management does not anticipate having positive cash flow from operations in the near future.

These factors raise a substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

The Company does not have the resources at this time to repay its credit and debt obligations, make any payments in the form of dividends to its shareholders or fully implement its business plan. Without additional capital, the Company will not be able to remain in business.

Management has plans to address the Company’s financial situation as follows:

In the near term, management plans to continue to focus on increasing revenues and raising the funds necessary to fully implement the Company’s business plan. Management will continue to seek out debt financing to obtain the capital required to meet the Company’s financial obligations. There is no assurance, however, that lenders will continue to advance capital to the Company or that the new business operations will be profitable. The possibility of failure in obtaining additional funding and the potential inability to achieve profitability raise doubts about the Company’s ability to continue as a going concern.

In the long term, management believes that the Company’s projects and initiatives will be successful and will provide cash flow to the Company, which will be used to finance the Company’s future growth. However, there can be no assurances that the Company’s planned activities will be successful, or that the Company will ultimately attain profitability. The Company’s long-term viability depends on its ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations, and the ability of the Company to achieve adequate profitability and cash flows from operations to sustain its operations.

NOTE 3 – COMMITMENTS

The contract with Mainline includes a monthly charge for on-going service and maintenance of the website/gaming platform.  The payments are $10,000 per month beginning in September 2018.  The contract expires April 30, 2020.  Future payments are as follows: $100,000 for the year ending June 30, 2019 and $100,000 for the year ending June 30, 2020.

From time to time, we may be involved in litigation in the ordinary course of business. We are currently involved in litigation, however, we believe it will not have a material adverse effect on our financial condition or results of operations. To our knowledge, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers or any of our subsidiaries, threatened against or affecting our Company, our common stock, any of our subsidiaries or any of our subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

NOTE 4 – EQUITY

On January 29, 2019, the holder of the Series A Convertible Preferred Stock returned 1,000,000 shares to the Company, and the Company canceled those shares.

There are 8,000,000 shares of preferred stock authorized. The board of directors has designated three series of preferred stock as described below.

The Series A Convertible Preferred Stock has a par value of $0.001 and the number of shares constituting such class is 6,000,000. As of March 31, 2019, the Company has 6,000,000 shares of Series A Convertible Preferred Stock issued and outstanding. The Series A Convertible Preferred Stock has priority in liquidation and has a liquidation preference of $1 per share. The Series A Preferred Stock is convertible into shares of common stock at the option of the holder at a rate of three shares of common stock for each share of Series A Convertible Preferred Stock . The Series A Convertible Preferred Stock holders are not entitled to receive dividends and have no voting rights. The Series A Convertible Preferred Stock is redeemable by the Company at any time at $1 per share.

The Company has also authorized 1,000,000 shares of Series E Preferred Stock issued and outstanding.  The Series E Preferred Stock has a par value of $0.000001 and ranks junior to all the Company’s common and other preferred stock.  There are no dividends on the Series E Preferred Stock and there is no participation in liquidation, dissolution or winding-up distribution of the assets of the Company.  The shares of outstanding Series E Preferred Stock shall have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock.

The Company has authorized 1,000,000 shares of Series F Preferred Stock. The Series F Preferred Stock has a par value of $0.000001 per share and ranks junior to all of the Company’s common and ranks superior, prior and senior to all outstanding shares of preferred stock. There are no dividends on the Series F Preferred Stock and there is no participation in liquidation, dissolution or winding-up distribution of the assets of the Company. The shares of outstanding Series F Preferred Stock shall have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of the outstanding shares of Series F Preferred Stock shall always constitute sixty-six and two thirds of the voting rights of the Company. The voting rights of the Series F Preferred Stock are superior to the voting rights of the Series E Preferred Stock.

On January 29, 2019, the Company issued 1,000,000 shares of Series F Preferred Stock to the Company’s CEO for services. The shares were valued at $1 based on the estimated market value of the shares.

During the nine months ended March 31, 2019, the Company issued 1,062,493 shares of common stock for legal and consulting services valued at $18,670.

During the nine months ended March 31, 2019, the Company issued 21,600 shares of common stock and received cash proceeds of $21,600.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

Convertible notes payable consisted of the following at March 31, 2019:

Convertible note issued March 31, 2015, maturing March 31, 2017, bearing interest at 10% per year, until maturity, then 25%. Convertible into common stock at a rate of $0.05 per share. In default as of April 1, 2017.	$36,340
Convertible note in the original principal amount of $85,465, issued June 30, 2015 and maturing June 30, 2017, bearing interest at 10% per year until maturity and 25% thereafter, and convertible into common stock at a rate of $0.05 per share. In default as of July 1, 2017.	85,465
Convertible note in the original principal amount of $277,208, issued September 30, 2015 and maturing September 30, 2018, bearing interest at 10% per year until maturity and 25% thereafter, and convertible into common stock at a rate of $0.05 per share	277,208
Convertible note in the original principal amount of $103,072, issued December 31, 2015 and maturing December 31, 2018, bearing simple interest at 10% per year until maturity and 25% thereafter, and convertible into common stock at a rate of $0.40 per share.	103,072
Convertible note in the original principal amount of $61,118, issued March 31, 2016 and maturing March 31, 2019, bearing simple interest at 10% per year until maturity and 25% thereafter, and convertible into common stock at a rate of a 60% discount to the volume weighted average price for the last five trading days prior to conversion.	61,118

Total convertible notes	$563,203

All principal along with accrued interest is payable on the maturity date. The notes are convertible into common stock at the option of the holder. The holder of the notes cannot convert the notes into shares of common stock if that conversion would result in the holder owning more than 4.9% of the outstanding stock of the Company. The notes are unsecured and are in default.

NOTE 6 – DERIVATIVE LIABILITY

The conversion feature of certain convertible notes payable was accounted for as a derivative liability. The derivative liability at March 31, 2019, was calculated using the Black Scholes method over the expected terms of the convertible notes, with a risk free rate of 2.40% and volatility of 200%.

Included in the accompanying consolidated statements of operations is a loss arising from the change in fair value of the derivatives of $119,192 for the nine months ended March 31, 2019.

NOTE 7 – RELATED PARTY

The Company has been provided warehouse and office space by a shareholder for which $6,000 was paid during the nine months ended March 31, 2019.

The Company paid its chief executive officer, Simon Dawson, $10,000 during the nine months ended March 31, 2019 for compensation.

During the nine months ended March 31, 2019, the Company paid $10,000 to Dawson Racing, an entity owned by Simon and Ian Dawson, for sponsorship branding at Daytona Michelin Tire Test.

On January 29, 2019, the Company issued 1,000,000 shares of Series F Preferred Stock to the Simon Dawson in exchange for services. The shares were valued at $1 based on the estimated market value of the shares.

As of March 31, 2019, the Company has $73,040 in advances from a shareholder.  The advances bear no interest and have no repayment terms.

NOTE 8 – REVERSE ACQUISITION

On the Closing Date, we completed and closed the Acquisition under the Reorganization Agreement, entered into by and among by and among StemGen, D3esports and the Sellers pursuant to which D3esports became a wholly owned subsidiary of StemGen. Pursuant to the Reorganization Agreement, we acquired from the Sellers all of the issued and outstanding equity interests of D3esports in exchange for 39,631,587 shares of our common stock, par value $0.001 per share and 6,000,000 shares of Series A Preferred Stock, par value $0.001 per share. As a result of the Acquisition, the Sellers, as the former shareholders of D3esports, became the controlling shareholders of the Company. The Acquisition was accounted for as a reverse merger notwithstanding it is legally a reverse acquisition. For accounting purposes, D3esports is the acquiring entity. Current and comparative consolidated financial statements include the accounts of D3esports since inception (May 1, 2018) and StemGen from the date of acquisition (January 29, 2019) (collectively, the “Company”).

The unaudited pro forma condensed statements of operations give effect to the Merger as if it had occurred on January 1, 2019 for the statement for the three months ended March 31, 2019 and as of July 1, 2018 for the statement for the nine months ended March 31, 2019. The unaudited pro forma consolidated statements of operations should be read in conjunction with (i) StemGen’s Annual Report on Form 10-K for the year ended June 30, 2018, as filed with the SEC on November 2, 2018, (ii) StemGen’s Quarterly Report on Form 10-Q for the three and nine months ended March 31, 2019, included in this report, and (iii) D3’s audited financial statements for the period from inception (May 1, 2018) through June 30, 2018 included on StemGen’s Current Report on Form 8-K/A filed with the SEC on February 15, 2019.

The unaudited pro forma condensed financial statements are for illustrative purposes only and are not necessarily indicative of the financial results that would have occurred if the Merger had been consummated on the dates indicated, nor are they necessarily indicative of the financial position or results of operations in the future. The pro forma adjustments, as described in the accompanying notes, are based upon available information and certain assumptions that are believed to be reasonable as of March 31, 2019.

	Three Months Ended March 31, 2019
	StemGen As Reported	Pro Forma Adjustments	Pro Forma for Merger
LOSS FROM OPERATIONS	$(56,901)		$(56,901)

Other expense:
Interest expense	(19,820)	(9,910)	(29,730)
Loss on fair value of derivative liability	(119,192)		(119,192)

Net loss	$(195,913)	$ (9,910)	$(205,823)

NET LOSS PER COMMON SHARE – Basic and diluted	$(0.01)		$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – Basic and diluted	32,644,328		45,414,508

	Nine Months Ended March 31, 2019
	StemGen As Reported	Pro Forma Adjustments	Pro Forma for Merger
LOSS FROM OPERATIONS	$(167,505)	$ (17,750)	$(185,255)

Other expense:
Interest expense	(19,820)	(59,946)	(79,766)
Loss on fair value of derivative liability	(119,192)		(119,192)

Net loss	$(306,517)	$ (77,696)	$(384,213)

NET LOSS PER COMMON SHARE – Basic and diluted	$(0.02)		$(0.01)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING – Basic and diluted	14,239,912		45,048,411

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 5, 2019, the date the financial statements were available to be issued.

D3ESPORTS CORP.

Financial Statements

June 30, 2018

INDEPENDENT AUDITORS' REPORT

To the Stockholders of

D3esports Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of D3esports Corp. which comprise the balance sheet as of June 30, 2018, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (May 1, 2018) through June 30, 2018, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D3esports Corp. as of June 30, 2018, and the results of its operations and its cash flows for the period from inception (May 1, 2018) through June 30, 2018 in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not yet begun operations and will need to raise the necessary capital to further implement its business plan which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

LBB & Associates Ltd., LLP

Houston, Texas

November 20, 2018

D3ESPORTS CORP.

BALANCE SHEET

JUNE 30, 2018

ASSETS

Current assets
Cash and cash equivalents	$20,025
Total current assets	20,025

Property and Equipment
Vehicles – race cars	387,450
Website design	60,000
447,450

TOTAL ASSETS	$467,475

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$20,000
Total current liabilities	20,000

Commitments

Stockholders’ Equity
Class A Preferred Stock, par value $.001, unlimited shares authorized, 1,000,000 shares issued and outstanding, liquidation preference of $1,000,000	1,000
Common Stock , par value $.001, unlimited shares authorized, 4,706,508 shares issued and outstanding	4,707
Additional Paid in Capital	443,763
Accumulated deficit	(1,995)
Total Stockholder’s Equity	447,475

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$467,475

The accompanying notes are an integral part of the financial statements

D3ESPORTS CORP.

STATEMENT OF OPERATIONS

From Inception (MAY 1, 2018) through June 30, 2018

2018

General and administrative expenses	$1,995

Loss from operations	(1,995)

Net loss	$(1,995)

The accompanying notes are an integral part of the financial statements

D3ESPORTS CORP.

STATEMENT OF STOCKHOLDERS’ EQUITY

From Inception (MAY 1, 2018) through JUNE 30, 2018

	Class A Preferred Stock		Common Stock			Accumulated
	Shares	Amount	Shares	Amount	APIC	Deficit	Total

Beginning balance, May 1, 2018	—	$—	—	$—	$—	$—	$—

Founders shares	—	—	1,994,500	1,995	—	—	1,995

Stock issued for cash	1,000,000	1,000	282,682	283	58,742	—	60,025

Stock issued for race cars	—	—	2,429,326	2,429	385,021	—	387,450

Net loss	—	—	—	—	—	(1,995)	(1,995)

Balance, June 30, 2018	1,000,000	$1,000	4,706,508	$4,707	$443,763	$(1,995)	$447,475

The accompanying notes are an integral part of the financial statements

D3ESPORTS CORP.

STATEMENT OF CASH FLOWS

From Inception (MAY 1, 2018) through June 30, 2018

2018

Cash flow from operating activities:
Net loss	$(1,995)
Adjustments to reconcile net loss to net cash used in operating activities:
Founders shares issued for expenses	1,995
Net cash used in operating activities	—

Cash flows from investing activities:
Website design	(40,000)
Net cash used in investing activities	(40,000)

Cash flows from financing activities:
Proceeds from issuance of common stock	60,025
Net cash provided by financing activities	60,025

Net change in cash	20,025

Cash and equivalents, beginning of period	—

Cash and equivalents, end of period	$20,025

Schedule of non-cash investing and financing activities:
Contribution of race cars for common stock	$387,450
Accounts payable for website design	$20,000

The accompanying notes are an integral part of the financial statements

D3ESPORTS CORP.

NOTES TO FINANCIAL STATEMENTS

From Inception (MAY 1, 2018) through JUNE 30, 2018

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – D3esports Corp., (a Wyoming Corporation, “the Company”) was formed on May 1, 2018 and is based in Angleton, TX. The Company plans to hold monthly time trial format competitions through an eSports platform that allows professional race car drivers and eSport athletes (gamer enthusiasts) to compete for a real experience in a race car and points that can be used to purchase products and services through our partners and

The financial statements are presented in accordance with United States generally accepted accounting principles.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Property and Equipment – Property and equipment consists of vehicles and website design. The vehicles are three race cars which were contributed as capital at the inception of the Company and recorded at their estimated fair value. Due to the nature of race cars, there is no depreciation expense being recorded as race cars appreciate over time.

Website design consists primarily of the cost of a contract with Mainline, an Esports provider, for the design of an esports website and platform for the Company. The contract cost will be amortized on a straight line basis over the life of the contract which is two years, beginning in July 2018.

Improvements or betterments of a permanent nature are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations in the year of disposal.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

Recently Issued Accounting Pronouncements – In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The standard permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date to periods beginning after December 15, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016. In December 2016, the FASB further issued ASU No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, to increase stakeholders’ awareness of the proposals and to expedite improvements to ASU 2014-09. The Company plans to adopt the standard using the modified retrospective approach. After assessing the new standard, the Company expects that there will be no material impacts to our revenue recognition procedures, except for information compilation for the new required disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases. This guidance requires an entity to recognize lease liabilities and a right-of-use asset for all leases on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for annual reporting periods beginning after December 15, 2019, with earlier adoption permitted. ASU 2016-02 must be adopted using a modified retrospective approach for all leases existing at, or entered into after the date of initial adoption, with an option to elect to use certain transition relief. The Company is evaluating the impact of this new standard on its financial position, results of operations, cash flows and related disclosures.

Going Concern

The Company’s financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent upon its ability to generate revenues or raise the necessary capital to further implement its business plan and ultimately achieve profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations. Accordingly, there is substantial doubt as to our ability to continue as a going concern. However, management believes that actions presently being taken provide the opportunity for the Company to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 2 – COMMITMENTS

The contract with Mainline includes a monthly charge for on-going service and maintenance of the website/gaming platform. The payments are $10,000 per month beginning in September 2018. The contract expires April 30, 2020. Future payments are as follows: $100,000 for the year ending June 30, 2019 and $100,000 for the year ending June 30, 2020.

NOTE 3 – EQUITY

The Class A Preferred Stock has a par value of $.001 and the number of shares constituting such class shall be unlimited. As of June 30, 2018, the Company has 1,000,000 share of Class A Preferred Stock issued and outstanding. The Class A Preferred Stock has priority in liquidation and has a liquidation preference of $1 per share. The Class A Preferred Stock holders are not entitled to receive dividends and have no voting rights. The Class A Preferred Stock is redeemable by the Company at any time at $1 per share.

The Company has also authorized 1,000,000 shares of Class E Preferred Stock. The Class E Preferred Stock has a par value of $.001 and ranks junior to all the Company’s common and other preferred stock. There are no dividends on the Class E Preferred Stock and there is no participation in liquidation, dissolution or winding-up distribution of the assets of the Company. The shares of outstanding Class E Preferred Stock shall have the right to vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of the outstanding shares of Class E Preferred Stock shall always constitute sixty-six and two thirds of the voting rights of the Company. As of June 30, 2018, there are no Class E Preferred Shares outstanding.

NOTE 4 – INCOME TAXES

The deferred tax asset as of June 30, 2018 was approximately $400, offset by a valuation allowance of the same amount resulting in a deferred tax asset of June 30, 2018 of $0. There is no income tax provision for the period from inception (May 1, 2018) through June 30, 2018 due to the change in the valuation allowance. The difference between the effective rate and the statutory rate is the result of the change in the valuation allowance. At June 30, 2018 the Company had an unused net operating loss carry over approximating $2,000 that is potentially available to offset future taxable income, it expires beginning 2028.

NOTE 5 – RELATED PARTY

The Company has been provided warehouse, office space and other organizational expenses by its chief executive officer, Simon Dawson, for founders’ shares, at a minimal cost of $1,995.

NOTE 6 – SUBSEQUENT EVENTS

Management as evaluated subsequent events through November 20, 2018, the date the financial statements were available to be issued.

As of August 30, 2018 the Company issued 1,061,496 shares of common stock for consulting and legal services.

The Company has entered into an agreement to be acquired by a StemGen, Inc. a publicly traded company. The target date for this acquisition is December 31, 2018.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Amount to be paid*
Accounting fees and expenses	$2,500.00
Legal fees and expenses	25,000.00
Mailing and printing expenses	2,500.00
SEC filing fee	545.39
Miscellaneous	5,000.00

Total	$35,027.39

__________

*  The amounts listed are estimates.  We are paying all expenses of the offering listed above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the provisions of the Delaware General Corporation Law (the “DGCL”), we must indemnify directors and officers for any expenses, including attorneys’ fees, actually and reasonably incurred by any director or officer in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such director or officer because of his or her status as a director or officer, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The DGCL permits a corporation to indemnify a director or officer, even in the absence of an agreement to do so, for expenses actually and reasonably incurred in connection with any action or proceeding (i) if such officer or director (a) acted in good faith and in a manner in which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, (b) is not liable pursuant to the DGCL (fiduciary duties), and (c) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, or (ii) with respect to an action by or in the right of the corporation, if such director or officer (a) acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and (b) is not liable pursuant to the DGCL (fiduciary duties), except that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court determines upon application that the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

The DGCL also prohibits indemnification of a director or officer if a final adjudication establishes that the director’s or officer’s acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the DGCL may permit a director or officer to apply to the court for approval of indemnification even if the director or officer is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law. The DGCL further provides that a corporation may purchase and maintain insurance for directors and officers against liabilities incurred while acting in such capacities regardless of whether the corporation has the authority to indemnify such persons under the DGCL. Any discretionary indemnification under the DGCL must be authorized upon a determination that such indemnification is proper: (i) by the stockholders, (ii) by a majority of a quorum of disinterested directors, or (iii) by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

Article Twelfth of the Company’s Articles of Incorporation provide for the indemnification of a present or former director or officer, or person who is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise (including an employee benefit plan) to the fullest extent permitted by Delaware law. Such indemnification shall include expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually incurred by him in any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative because such individual is or was a director or officer. Additionally, the Company will advance any and all such expenses to the individual upon request.

The Company’s bylaws are silent with respect to indemnification.

The Company also maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains various industry exclusions and no claims have been made thereunder to date.

See “Item 17. Undertakings” on page II-3 for a description of the SEC’s position regarding such indemnification provisions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding shares of common stock, convertible notes and warrants issued, and options granted, by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares, convertible notes, warrants and options, and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

On the 1st day of February 2019, in 5 unrelated transactions, the Company issued 21,600 shares pursuant to five individual Stock Purchase Agreements.

The shares were issued without registration in reliance on the exemption in Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder. The Company believes the exemption is available because the offering is made solely and only to the parties to the Stock Purchase Agreements described in this report following comprehensive due diligence investigation without any public offering or solicitation.

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1*	Agreement and Plan of Reorganization dated December 13, 2018 for the acquisition of D3esports Corp.
3.1**	Amended and Restated Certificate of Incorporation of Amasys Corporation, October 11, 1996.
3.2**	Certificate of Amendment changing corporate name to StemGen, Inc. filed January 23, 2013.
3.3 ***	Certificate of Correction filed April 9, 2015 changing the par value of common and preferred stock to $.001 per share.
3.4 ***	Certificate of Amendment submitted for filing January 29, 2019 increasing the authorized shares of common and preferred stock to 100 million and 8 million respectively.
3.5**	Bylaws of Amasys Corporation.
5.1 ****	Opinion of Sonfield & Sonfield
10.1 ***	Esports Service Agreement dated November 1, 2018 between Mainline.GG and D3esports for construction of a web application for D3esports.
21.1 ****	Subsidiaries of the Registrant
23.1 ****	Consent of LBB & Associates, Ltd., LLP
23.2 ****	Consent of Sonfield & Sonfield (included in the opinion filed as Exhibit 5.1).

__________

* Incorporated by reference to our Form 8-K exhibit 2.1 filed with the SEC December 19, 2018.

** Incorporated by reference to our Form S-1 exhibits 3.1(a), 3.1(b) and 3.2 filed with the SEC March 17, 2015.

*** Previously filed with Amendment No. 1 to Form 8-K as exhibits 3.3, 3.4 and 10.1 filed with the SEC February 1, 2019 .

**** File herewith .

Item 17. Undertakings.

Undertaking Required by Item 512 of Regulation S-K.

(a) The undersigned registrant hereby undertakes:

(1) to file, during any period in which it offers or sells securities are being made, a post-effective amendment to this Registration Statement to:

(i) include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4) For determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and

(iv) Any other communication that is an offer in the offering made by the registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Angleton, Texas, on August 21, 2019 .

StemGen, Inc.

By: /s/ Simon Dawson
Simon Dawson
Chief Executive Officer, President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer and Sole Director.

Pursuant to the requirements of the Securities Act of 1933, this amended registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Simon Dawson Simon Dawson	Chief Executive Officer, President, Secretary, Treasurer, Principal Executive Officer, Principal Financial and Accounting Officer and Sole Director.	August 21, 2019